UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 17 February 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X        Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No X

Issued by Harmony Gold
Mining Company Limited
17 February 2012
For more details contact:
Graham Briggs
Chief Executive Officer
+27 (0) 83 265 0274 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06
Upgrade of infrastructure at Doornkop's South Reef to assist further production growth
Johannesburg. Friday, 17 February 2012. Harmony Gold Mining Company Limited’s
(‘Harmony’ or the ‘Company’) Doornkop mine is a single-shaft operation mining to a depth of just under 2 000 metres. Located 30km west of Johannesburg, Doornkop mines the
South and Kimberley Reefs using both narrow-reef conventional and mechanised bord-and-pillar mining, with ore processed at its carbon-in-pulp plant. The majority of tonnes that are mined at Doornkop are from the South Reef and the balance is mined from the Kimberley Reef.

The massive improvement in year-on-year production at Doornkop reflects the production build-up on the South Reef and introduction of new trackless machinery on the Kimberley
Reef. The build-up in production on the South Reef has however reached a plateau. As a result, Harmony has considered various design changes and ways of improving production from the South Reef. It was decided that production at Doornkop’s South Reef should be stopped for 17 days to upgrade the infrastructure. Production on the South Reef will recommence during the last week of February 2012.

Although production at Doornkop will be 45% to 50% less than the December quarter, the upgrade will accelerate its production growth in the long term, allowing the operation to ramp up to full production in FY15.

“This temporary production interruption is typical of a newly built operation. As you mine deeper and as production builds up, commissioning challenges are experienced. We have a lot of confidence in the geology and grade of South Reef and the upgrade allows us to exploit more of the developed South Reef reserves at an improved rate in future”, said
Graham Briggs, chief executive officer.

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 17, 2012
Harmony Gold Mining Company Limited
By:     /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director